UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported): July 14,
2005

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(d) New Director

On July 14, 2005, the Board of Directors of The Dow Chemical Company (the "Company") elected Ruth G. Shaw Director of the Company.

At the present time, Ms. Shaw has been named as a member of the Compensation Committee and the Public Interest Committee.

There is no arrangement or understanding between Ms. Shaw and any other person pursuant to which Ms. Shaw was elected as a director of the Company. There are no transactions in which Ms. Shaw has an interest requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 15, 2005   THE DOW CHEMICAL COMPANY

By: /S/ CHARLES J. KALIL
Name: Charles J. Kalil
Title: Corporate Vice President,
       General Counsel and
       Secretary